UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Alliant Techsystems Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-10582 (Commission File Number)	41-1672694 (I.R.S. Employer Identification No.)
1300 Wilson Boulevard, Suite 400
Arlington, Virginia		22209-2307
(Address of principal executive offices)		(Zip Code)

Neal S. Cohen
Executive Vice President and Chief Financial Officer
(703) 412-5960
(Name and telephone number, including area code, of the person to contact in connection with this report)

    Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
 ☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 - Conflict Minerals Disclosure and Report

Alliant Techsystems Inc. evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold ("Conflict Minerals"). The survey of our suppliers determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report. A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto and on the Company's website at www.atk.com.

Item 1.02 - Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as exhibit 1.02 to this Form SD.

Item 2.01 - Exhibits

Exhibit No.	Description
1.02	Conflict Minerals Report of Alliant Techsystems Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT TECHSYSTEMS INC.

	By:	/s/ Neal S. Cohen
	Name:	Neal S. Cohen
	Title:	Executive Vice President and Chief Financial Officer

Date: May 30, 2014

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